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                             Eschelon Telecom, Inc.
                          730 Second Avenue, Suite 1200
                          Minneapolis, Minnesota 55402

                                November 8, 2000



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:   Barry Summer, Assistant Director
        Candace Cavalier, Esq.

         Re: Application to Withdraw Registration Statement on Form S-1 ESCHELON TELECOM, INC. ("ESCHELON")--SEC FILE NO. 333-34870
                  -----------------------------------------------------------

Dear Mr. Summer:

         This letter is submitted pursuant to Rule 477 of the Securities Act of 1933. Eschelon hereby requests withdrawal of the above-referenced registration statement effective immediately. Eschelon is requesting withdrawal of its registration statement due to unfavorable market conditions and timing considerations.


                                     Sincerely,

                                     Eschelon Telecom, Inc.



                                     By:  /s/ CLIFFORD D. WILLIAMS
                                          ---------------------------------
                                          Clifford D. Williams
                                          Chairman and Chief Executive Officer


cc:    Michelle Barto, Nasdaq
       Edwin M. Martin, Jr., Esq.
       Thomas L. Hanley, Esq.